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December 29, 2016

VIA EDGAR

Re:	Aramark

Aramark Services, Inc.

Registration Statement on Form S-4

Filed December 7, 2016

File No: 333-214954 & -01 to -112

Justin Dobbie

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie,

On behalf of Aramark (the “Company”), Aramark Services, Inc. (the “Issuer”) and the co-registrant guarantors (the “Subsidiary Guarantors” and, together with the Company and the Issuer, the “Registrants”) listed in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we are providing the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated December 22, 2016, regarding the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comments in italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described below are based upon information provided to us by the Registrants.

General

1.	Prior to requesting acceleration of the effective date of this registration statement, please file your definitive proxy statement, or alternatively, amend your Form 10-K to provide the information called for by Part III to Form 10-K.

In response to the Staff’s comment, the Company confirms that its definitive proxy statement on Schedule 14A was filed on December 22, 2016.

BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

Description of the 2024 Notes, page 46

Guarantees, page 48

2.	You state that Aramark is providing guarantees of the 2024 Notes and 2026 Notes, respectively, “for purposes of financial reporting.” Please explain to us the nature and purpose of the Aramark parent guarantee and tell us whether this guarantee is full and unconditional. To the extent the Aramark parent guarantee is not full and unconditional, please tell us your basis for not including the condensed consolidating financial information for Aramark called for by Article 3-10(f) of Regulation S-X. For guidance, refer to sections 2500.2 and 2510 of the Division of Corporation Finance Financial Reporting Manual.

In response to the Staff’s comment, the Company confirms that the Company’s guarantee of the obligations of the Issuer under each of the indentures (the “Indentures”) governing the 5.125% Senior Notes due 2024 and the 4.750% Senior Notes due 2026 (each, a “series of Notes”) is “full and unconditional” for purposes of Rule 3-10 of Regulation S-X and that all other requirements of Rule 3-10(d) are satisfied. The Company has considered the guidance set forth in Sections 2500.2 and 2510 of the Division of Corporation Finance Financial Reporting Manual regarding the meaning of “full and unconditional.” Rule 3-10(h)(2) provides that “a guarantee is full and unconditional if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” Pursuant to Section 10.01 of each Indenture, the Company “unconditionally guarantees” to the holders of each series of Notes the prompt payment of amounts on the applicable series of Notes and the performance of all other obligations of the Issuer to the holders of the applicable series of Notes. In addition, Section 10.01 of each Indenture further provides that the Company’s guarantee is a guarantee of payment and not a guarantee of collection.

The Company supplementally advises the Staff that the statement contained in the Registration Statement to the effect that the Company’s guarantee is provided “for purposes of financial reporting” is intended to indicate to investors that, unlike the Issuer and its restricted subsidiaries (including all of the Subsidiary Guarantors), the Company is not subject to the restrictive covenants contained in the Indentures. While a principal purpose of the Company’s guarantee is to enable the Company and its subsidiaries to utilize Rule 3-10(d) instead of requiring separate financial statements for each entity, the Company’s guarantee is nonetheless valid, full and unconditional. As that and the other requirements of Rule 3-10(d) have been satisfied, the Company believes that its reliance on Rule 3-10(d) and the disclosure accompanying the presentation are appropriate.

* * * * * * *

Simpson Thacher & Bartlett LLP

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Aramark

Stephen R. Reynolds, Esq., Executive Vice President, General Counsel and Secretary